

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2012

Via E-mail
J. Michael Wilder
Vice President, General Counsel and Secretary
MPLX LP
200 E. Hardin Street
Findlay, Ohio 45840

> **Re: MPLX LP**
> **Registration Statement on Form S-1**
> **Filed July 2, 2012**
> **File No. 333-182500**

Dear Mr. Wilder:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits including all the agreements referenced in the section "Agreements Governing the Transactions" and any material contracts, supply the partnership agreement which is to be included as appendix A, and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff

comments. Also please provide updated information regarding the status of your NYSE listing application and promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A.

2.   We note your disclosure at page 7 regarding your status as an emerging growth company and that you "*may* choose to 'opt out'" (emphasis added) of the extended transition period set forth in Section 102(b)(1) of the Jumpstart Our Business Startups Act. In this regard, it appears that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Accordingly, please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

3.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the JOBS Act by any broker or dealer that is participating or will participate in your offering.

4.   Please provide us with independent, supplemental support for your belief that MPC is the fifth-largest petroleum products refiner in the United States and that Speedway LLC operates the fourth-largest chain of company-owned and operated retail gasoline and convenience stores. In that regard, you are responsible for providing accurate and complete disclosure in your filings, so please revise the disclosure under "Industry and Market Data" at page iii to eliminate the suggestion that you "cannot guarantee [the] accuracy and completeness" of disclosure you provide. Similarly, revise to eliminate the suggestion at page iii that the disclosure is "only" accurate as of the prospectus date and the suggestion at page 65 that the information you provide is "not fact and should not be relied upon as being necessarily indicative of future results…."

Prospectus Cover Page

5.   We note the disclosure at page 15 regarding your inability to have made any payments on the subordinated units. Please include a new bulleted risk factor here and appropriate disclosure elsewhere in your document which states explicitly that you had a shortfall over the corresponding pro forma period that would have prevented you from paying the minimum quarterly distribution on all units as a whole, including subordinated units. Specify how many of the previous four quarters would have experienced such a

deficiency, including the amount of the deficiency for each quarter. We may have additional comments once you provide the particulars.

Prospectus Summary, page 1

6. We note your statement at page 5 that you have minimum "direct" exposure to commodity price fluctuations. Please revise your disclosure to describe the type and level of exposure you have in respect of such fluctuations. In this regard, we note your disclosure at page 23 regarding how the costs of crude oil and other feedstocks to MPC may affect your business and at page 31 under "Our exposure to direct commodity price risk may increase in the future."

7. Revise to briefly explain the basis for your expectation regarding the anticipated shipments by MRC in excess of the minimum volume commitments in the first bullet point at page 5, "Stable and Predictable Cash Flows."

Risk Factors, page 23

We may not have sufficient cash from operations, page 24

8. As practicable, shorten your 31-page Risk Factors section. All factors should be no longer than one or two short paragraphs. Identify the risk, cross-reference additional detail elsewhere if appropriate, and eliminate all excess detail. Also eliminate text which mitigates the risk you present, including a number of clauses which begin "Although," such as the statement at page 31 that you "intend to continue to contractually minimize our exposure."

9. Please revise to discuss the fact that you would not have generated available cash sufficient to pay the full minimum quarterly distribution on all of your common units and subordinated units during the periods referenced at page 15 and to make clear the extent of the deficiency in each such period.

Cash Distribution Policy and Restrictions on Distributions, page 58

Rationale for Our Cash Distribution Policy, page 58

10. Disclose explicitly here and elsewhere as appropriate that you may borrow funds to pay your quarterly distributions.

Unaudited Pro Forma Cash Available for Distribution, page 62

11. You present pro forma information for the year ended December 31, 2011 and twelve months ended March 31, 2012. Please advise us whether you intend to provide updated

disclosure in that regard and, if not, whether presenting a different period would have yielded different results. If you calculated the information on a quarterly basis, provide additional detail regarding the amount of the deficiency in each period. Otherwise, quantify for each period presented the amount of shortfall, based on the minimum quarterly distribution.

Estimated Cash Available for Distribution, page 64

12.   We note that you have provided projected information for the twelve months ending September 30, 2013. As you intend to make quarterly distributions, please demonstrate your ability to make payments on a quarterly basis both historically and going forward.

General and Administrative Expenses, page 76

13.   We note your forecasted general and administrative expenses consist of "approximately $12.0 million of direct costs for estimated employee-related expenses relating to the management and operation of [y]our assets under [y]our employee services agreements with MPC that are not included in purchases from related parties." Please enhance your disclosure to describe the factors you will use to determine the type of costs that will be excluded from the line item "Purchases from related parties" and thereby included in the line item "General and administrative expenses."

Non-GAAP Financial Measure, page 96

14.   We note you define EBITDA as "net income before depreciation, provision for income taxes, and net interest and other financial income (costs)." Please re-label this non-GAAP measure to avoid confusion with EBITDA as defined in Item 10(e)(1)(ii)(A) of Regulation S-K given your adjustment for net interest and other financial income (costs). For additional guidance, refer to Question 103.01 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 98

Cash Flows, page 109

15.   Please expand your analysis to quantify the impact of each factor identified as causing a change in your cash flows in each period. For example, please quantify the amount attributed to changes in working capital, other operating activities and net income as each relates to net cash provided by operating activities.

J. Michael Wilder
MPLX LP
July 31, 2012
Page 5

Directors and Executive Officers of MPLX GP LLC, page 153

16.   Item 401 of Regulation S-K requires a brief description of each individual's principal
        occupations and employment during the past five years, as well as a brief explanation as
        to responsibility undertaken in prior positions. If Mr. Templin did not join your general
        partner in the listed capacities immediately after leaving PricewaterhouseCoopers, please
        revise his sketch to fill in the missing information in that regard.

17.   Insofar as they have additional concurrent positions and responsibilities with MPC,
        please revise the sketches to quantify for each executive officer the estimated percentage
        of professional time each intends to devote to your business.

Certain Relationships and Related Party Transactions, page 164

18.   Please revise to include the information required by Item 404 of Regulation S-K with
        respect to your debt arrangements with MPCIF and your investments in related party debt
        referenced at page 110.

Determination of Offering Price, page 221

19.   Provide all the "various" factors considered, as Item 505(a) of Regulation S-K requires.
        We note the reference to "other factors deemed relevant by the underwriters and us."

Where You Can Find Additional Information, page 225

20.   Please revise to include the correct information required by Item 12(b)(2)(ii) of Form S-1.

Financial Statements

Unaudited Pro Forma Combined Financial Data, page F-2

21.   Please revise to provide separate columns for each transaction reflected in your pro forma
        financial statements.

Unaudited Pro Forma Combined Statements of Income, pages F-4 and F-5

22.   Please revise to provide pro forma earnings per partnership unit information or tell us
        why this type of disclosure is not deemed to be necessary. Refer to Rule 11-02(b)(7) of
        Regulation S-X.

Notes to Unaudited Pro Forma Combined Financial Data, page F-7

23.   We note pro forma adjustment (h) is made to recognize the "incremental annual costs associated with operating as a separate publicly-traded partnership, including costs related to corporate governance, external financial reporting and insurance." Please tell us how this adjustment is directly attributable to the transactions for which you are presenting pro forma financial statements. In addition, please tell us how this adjustment is factually supportable. Refer to Rule 11-02(b)(6) of Regulation S-X.

24.   Please clarify for us how pro forma adjustment (i) is directly attributable to one of the transactions you describe on pages 8 and 9 of your filing.

25.   Please expand pro forma footnote (k) to state the rate you used to calculate the tax effects of your pro forma adjustments. Your revised disclosure should include an explanatory note if the pro forma provision for income taxes is not calculated based on the statutory rate. Refer to Rule 11-02, Instruction 7 of Regulation S-X.

MPLX LP Financial Statements

Report of Independent Registered Public Accounting Firm, page F-11

26.   We note the report issued by your independent accountant indicates that the audit was conducted in "accordance with auditing standards generally accepted in the United States of America" rather than in accordance with the standards of the Public Company Accounting Oversight Board (United States). Please obtain and file a revised report from your independent accountant that is compliant with Auditing Standard No. 1 or tell us why you believe the report filed is appropriate.

MPLX LP Predecessor Financial Statements

General

27.   Please revise your disclosure to ensure that the chronological ordering of your financial statements and other data presented in tabular form here and throughout your filing reads consistently from left to right. Refer to SAB Topic 11:E.

Notes to Combined Financial Statements

Note 4. Related Party Transactions, page F-22

28.   Please provide disclosure clarifying how you determine the allocation of charges between "Purchases from related parties" and "General and administrative expenses." In addition,

please tell us how the line item captioned "Purchases from related parties" reflects the nature of the expenses incurred. Refer to Rules 4-08(k) and 5-03 of Regulation S-X.

Note 6. Other Items, page F-25

29. We note that you recorded approximately $0.5 million of capitalized interest during the fiscal year ended December 31, 2011. Please revise to provide additional disclosure regarding your interest capitalization policy. Refer to FASB ASC 835-20.

Note 15. Commitments and Contingencies, page F-29

30. We note your disclosure stating that the ultimate resolution of some of your contingent liabilities could, individually or in the aggregate, be material. Please tell us how you considered providing disclosure of a range of possible loss. Refer to FASB ASC 450-20-50-4.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements. Please contact Sirimal R. Mukerjee at (202) 551-3340, or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Brett Braden
        Latham & Watkins LLP